EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (832) 353-1409
Email: xjtinvestor@expressjet.com

EXPRESSJET ANNOUNCES CAPACITY PURCHASE AGREEMENT WITH DELTA AIR LINES

Houston, March 1, 2007 – ExpressJet Holdings, Inc. (NYSE: XJT) today announced that its subsidiary, ExpressJet Airlines, Inc., signed a two-year capacity purchase agreement with Delta Air Lines, Inc. The deal will cover 10 ERJ-145XR aircraft that will be placed into service during June 2007. Delta will be responsible for scheduling, marketing, pricing and revenue management on the aircraft and will collect all passenger revenues. ExpressJet will operate, maintain and finance the aircraft.

ExpressJet will receive a base rate for each completed block hour and departure and be reimbursed for certain pass-through costs. ExpressJet will have the ability to earn incentives for exceeding completion benchmarks and maintaining high Department of Transportation rankings for arrivals within 14 minutes and customer satisfaction.

"We are pleased to have ExpressJet join the Delta Connection Program," said Shawn Anderson, Delta's vice president in charge of the Delta Connection program. "We decided to partner with them because of their strong operating performance and the capabilities of their ERJ-145XR fleet that will enable Delta to offer customers more choices to and from the Western ski markets and into Delta's hub in Los Angeles."

About ExpressJet

ExpressJet Holdings operates numerous divisions designed to leverage its management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines' multiple operations include capacity purchase agreements for mainline carriers serving over 150 destinations in North and Central America with more than 1,300 departures per day; corporate aviation providing clients customized 50-seat travel options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to 24 markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit *www.expressjet.com.*

-more-

About Delta

Delta Air Lines (Other OTC: DALRQ) offers customers service to more destinations than any global airline with Delta and Delta Connection carrier service to 304 destinations in 52 countries. With more than 50 new international routes added in the last year, Delta is America's fastest growing international airline and is a leader across the Atlantic with flights to 31 trans-Atlantic destinations. To Latin America and the Caribbean, Delta offers nearly 600 weekly flights to 58 destinations. Delta's marketing alliances also allow customers to earn and redeem SkyMiles on more than 14,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 453 worldwide destinations in 97 countries. Customers can check in for flights, print boarding passes and check flight status at delta.com.

###